First Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

Notice of No Auditor Review of

Unaudited Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2016

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canarc Resource Corp. (the “Company”) for the three months ended March 31, 2016 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors. The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		March 31,	December 31,
	Notes	2016	2015

ASSETS

CURRENT ASSETS
Cash		$ 999	$ 354
Receivables and prepaids		343	82
Total Current Assets		1,342	436

NON-CURRENT ASSETS
Restricted cash	7(a)(i)	73	69
Mineral property interests	7	12,438	11,411
Equipment	8	26	25
Total Non-Current Assets		12,537	11,505
Total Assets		$ 13,879	$ 11,941

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12 and 15	$ 936	$ 952
Derivative liability, current portion	6 and 10	68	58
Total Current Liabilities		1,004	1,010

LONG TERM LIABILITIES
Derivative liability, long term portion	6 and 10	136	117
Total Liabilities		1,140	1,127

SHAREHOLDERS' EQUITY
Share capital	13(b)	66,001	64,537
Reserve for share-based payments		568	530
Accumulated other comprehensive loss		(2,653)	(3,339)
Deficit		(51,177)	(50,914)
Total Shareholders' Equity		12,739	10,814
Total Liabilities and Shareholders' Equity		$ 13,879	$ 11,941

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian
Director	Director

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

		Three Months ended March 31,
	Notes	2016	2015

Expenses:
Amortization		$ 1	$ -
Corporate development	14	5	11
Employee and director remuneration	15	91	80
General and administrative	14	45	38
Shareholder relations		53	36
Share-based payments	13(c), 15	49	36

Loss before the undernoted		(244)	(201)

Interest income		-	2
Loss from derivative liability	10	(29)	-
Foreign exchange loss		(17)	(9)

Net loss for the period		(290)	(208)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		686	(876)

Comprehensive income (loss) for the period		$ 396	$ (1,084)

Basic and diluted loss per share		$ -	$ -

Weighted average number of shares outstanding		198,059,444	157,436,305

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2014	157,436,305	$ 62,912	$ 681	$ (1,624)	$ (50,319)	$ 11,650
Acquisition of subsidary (Note 6)	19,000,000	1,017	-	-	-	1,017
Private placement, net of share issue costs	13,165,552	523	-	-	-	523
Shares for debt settlement	2,018,700	106	-	-	-	106
Share-based payments	-	-	161	-	-	161
Cancellation and expiration of stock options	-	-	(243)	-	243	-
Finders fee warrants	-	(21)	21	-	-	-
Modification of finders fee warrants	-	-	5	-	(5)	-
Expiry of finders fee warrants	-	-	(97)	-	97	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	2	(1,715)	2	(1,711)
Net loss for the year	-	-	-	-	(932)	(932)
Balance, December 31, 2015	191,620,557	64,537	530	(3,339)	(50,914)	10,814
Private placement, net of share issue costs	22,699,596	1,448	-	-	-	1,448
Finders fee shares	311,111	26	-	-	-	26
Finders fee warrants	-	(10)	10	-	-	-
Share-based payments	-	-	49	-	-	49
Cancellation and expiration of stock options	-	-	(21)	-	21	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	-	686	6	692
Net loss for the period	-	-	-	-	(290)	(290)
Balance, March 31, 2016	214,631,264	$ 66,001	$ 568	$ (2,653)	$ (51,177)	$ 12,739

Balance, December 31, 2014	157,436,305	$ 62,912	$ 681	$ (1,624)	$ (50,319)	$ 11,650
Share-based payments	-	-	36	-	-	36
Other comprehensive income:
Foreign currency translation adjustment	-	-	-	(876)	-	(876)
Net loss for the period	-	-	-	-	(208)	(208)
Balance, March 31, 2015	157,436,305	$ 62,912	$ 717	$ (2,500)	$ (50,527)	$ 10,602

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended March 31,
	2016	2015

Cash provided from (used by):

Operations:
Loss for the period	$ (290)	$ (208)
Items not involving cash:
Amortization	1	-
Share-based payments	49	36
Loss from derivative liability	29	-
	(211)	(172)
Changes in non-cash working capital items:
Receivables and prepaids	(261)	50
Accounts payable and accrued liabilities	(16)	(22)
Cash used by operating activities	(488)	(144)

Financing:
Issuance of common shares, net of share issuance costs	1,474	-
Cash provided from financing activities	1,474	-

Investing:
(Expenditures for) recovery of mineral properties, net of recoveries	(341)	56
Cash (used by) provided from investing activities	(341)	56

Increase (decrease) in cash	645	(88)
Cash, beginning of period	354	675

Cash, end of period	$ 999	$ 587

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended March 31,
	2016	2015

Non-cash financing and investing activities:

Fair value of finders fee warrants	$ 10	$ -

Expiration of stock options	21	-

Income taxes paid	-	-

Interest paid	-	-

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8.

The Company has no operating revenues, has incurred significant net losses of $290,000 for the three months ended March 31, 2016 (March 31, 2015 - $208,000), and has a deficit of $51.2 million as at March 31, 2016 (December 31, 2015 - $50.9 million). Furthermore, the Company has a working capital of $338,000 (December 31, 2015 – working capital deficiency of $574,000). These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015. The Company has consistently applied the same accounting policies for all periods as presented. Certain of the prior periods’ comparative figures may have been reclassified to conform to the presentation adopted in the current period.

(b)	Approval of condensed consolidated interim financial statements

 These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 12, 2016.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(c)	Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

(d)	Functional currency and presentation currency:

The Company’s functional currency is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the condensed consolidated interim statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period using the exchange rate at the end of each reporting period.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of promissory notes receivable, mineral property interests, receivables and long-term investments; the determination of accrued liabilities; the fair value of derivative liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

The Company applies judgment in assessing the functional currency of each entity consolidated in these condensed consolidated interim financial statements. The functional currency of the Company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

In the acquisition of Oro Silver Resources Ltd. (“Oro Silver”), judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that Oro Silver did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill generated on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements. (Note 6).

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements:

(i)	The following standard has become effective during the current period:

Annual Improvements 2010-2012 Cycle

Makes amendments to the following standards:

•	IFRS 2 — Amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”
•	IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date
•	IFRS 8 — Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly
•	IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only)
•	IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount
•	IAS 24 — Clarify how payments to entities providing management services are to be disclosed.

(ii)	The standard listed below include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company is currently assessing the impact of the standard on the condensed consolidated interim financial statements.

The following standard will become effective in future periods:

IFRS 9 Financial Instruments:

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9. However, for annual periods beginning before January 1, 2018, an entity may elect to apply those earlier versions instead of applying the final version of this new standard if its initial application date is before February 1, 2015. The main features introduced by this new standard compared with predecessor IFRS are as follows:

•	Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “amortized cost”, “fair value through other comprehensive income”, or “fair value through profit or loss” (default). Equity instruments are classified and measured as “fair value through profit or loss” unless upon initial recognition elected to be classified as “fair value through other comprehensive income”.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)	(continued)

•	Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

•	Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “amortized cost” or “fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes twelve-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition and lifetime expected credit losses otherwise.

•	Hedge accounting:

Hedge accounting remains a choice, however, is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Applicable to the Company's annual periods beginning January 1, 2018.

IFRS 16 Leases:

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 Leases.

Applicable to the Company’s annual period beginning January 1, 2019.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

(a)	Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd., Oro Silver Resources Ltd. (“Oro Silver”), Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”) and Oro Silver Prestadora SA de CV. The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)	Financial instruments:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

The Company classifies its financial liabilities in the following categories: FVTPL and other financial liabilities.

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2016.

5.	Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; long-term investments as AFS financial assets; receivables as loans and receivables; accounts payable and accrued liabilities as other financial liabilities; and derivative liability as FVTPL.

The Company’s long-term investment in shares of Aztec Metals Corp. (“Aztec”), a company sharing two common directors, is classified as AFS but does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs. Derivative liability is measured using Level 1 inputs.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at March 31, 2016, the Company had a working capital of $338,000 (December 31, 2015 – working capital deficiency of $574,000). The Company will require significant additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2016.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

The Company’s mineral property interests and operations are in Canada and Mexico. A certain portion of its operating expenses are incurred in Canadian dollars and Mexican pesos. Fluctuations in the Canadian dollar would affect the Company’s condensed consolidated interim statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	Held in		Total
	Canadian Dollars	Mexican Pesos

Cash	$ 666	$ 1	$ 667
Accounts receivable	5	58	63
Accounts payable and accrued liabilities	(481)	(8)	(489)

Net financial assets (liabilities), March 31, 2016	$ 190	$ 51	$ 241

Cash	$ 70	$ 11	$ 81
Receivables	11	50	61
Accounts payable and accrued liabilities	(792)	(13)	(805)

Net financial assets (liabilities), December 31, 2015	$ (711)	$ 48	$ (663)

Based upon the above net exposure as at March 31, 2016 and assuming all other variables remain constant, a 10% (December 31, 2015 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar and Mexican peso could result in a decrease (increase) of approximately $24,100 (December 31, 2015 - $99,450) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk:

(ii)	Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are subject to market price fluctuations. The Company’s long-term investment in shares of Aztec does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

The Company has recognized a derivative liability pursuant to the share purchase agreement with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015, whereby the Company shall pay 55 troy ounces of gold to Marlin Gold on each of the first three anniversaries of the closing date of the agreement (or its U.S. dollar equivalent), for a total of 165 troy ounces of gold. The derivative liability fluctuates with the gold spot prices resulting in the recognition of gains and losses in profit or loss in which the Company has not hedged the payable gold ounces. (Notes 6 and 10). Based upon the net exposure as at March 31, 2016 and assuming all other variables remain constant, a 20% depreciation or appreciation of the gold spot prices could result in a decrease/increase of approximately $40,000 (December 31, 2015 - $35,000) in the Company’s net losses.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Acquisition and Sale of Oro Silver Resources Ltd.

(a)	Acquisition of Oro Silver Resources Ltd.

On October 8, 2015, the Company entered into the Agreement for the Purchase of all the Shares of Oro Silver Resources Ltd. with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015 (the “Share Purchase Agreement”). As consideration the Company issued 19 million common shares to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver. The terms of the Share Purchase Agreement include the following:

-	On each of the first three anniversaries of the closing date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold or to any of its subsidiaries;

-	Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold retains the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-	Marlin Gold invested CAD$100,000 in the Company’s private placement at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018 (Note 13(b)(ii)); and

-	Marlin Gold nominated one person to the Company’s Board of Directors.

The Share Purchase Agreement is considered to be outside the scope of IFRS 3 Business Combinations since Oro Silver does not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

The following table sets forth an allocation of the purchase price to assets acquired and liabilities assumed, based on their fair values:

Oro Silver Resources Ltd.

Assets:
Cash	$ 8
Receivables and prepaids	53
Equipment	25
Mineral property interest	1,120

Liabilities:
Accounts payables and other accrued liabilities	(1)

Total	$ 1,205

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Acquisition of Oro Silver Resources Ltd. (continued)

(a)	Acquisition of Oro Silver Resources Ltd. (continued)

Consideration given:

Share consideration:
Number of shares issued	19,000,000
Deemed value per share ($000s)	$ 0.0000535
		$ 1,017
Derivative liability:
Number of payable troy ounces of gold	165
Spot price per troy ounce ($000s)	$ 1.142
		188
Total consideration		$ 1,205

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of the Company, at that time, by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

(b)	Sale of Oro Silver Resources Ltd.

In May 2016, the Company entered into a definitive agreement with Endeavour Silver Corp., a company sharing one common director, (“Endeavour”) pursuant to which the Company will sell to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 free-trading common shares of Endeavour, with an aggregate deemed value of CAD$10.5 million (the “Sale Transaction”).

The Endeavour shares will be issued at a deemed price of CAD$4.89 per share, equal to the volume-weighted average trading price on the TSX for the 10 trading-day period immediately prior to May 6, 2016. As additional consideration, Endeavour will assume the Company’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US Dollar equivalent) to Marlin Gold in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by the Company in connection with its acquisition of El Compas from Marlin Gold. (Note 6(a)).

Closing of the Sale Transaction will take place following receipt of all necessary regulatory approvals and other customary closing conditions, no later than June 30, 2016.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

	British Columbia (Canada)		Mexico
	New Polaris	Windfall Hills	El Compas	Total
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 6 and 7(b))

Acquisition Costs:

Balance, December 31, 2014	$ 3,876	$ 401	$ -	$ 4,277
Acquisition of subsidiary	-	-	1,120	1,120
Additions	-	3	-	3
Foreign currency translation adjustment	(25)	(65)	6	(84)
Balance, December 31, 2015	3,851	339	1,126	5,316
Additions	3	-	-	3
Foreign currency translation adjustment	10	23	242	275
Balance, March 31, 2016	$ 3,864	$ 362	$ 1,368	$ 5,594

Deferred Exploration Expenditures:

Balance, December 31, 2014	$ 7,090	$ 437	$ -	$ 7,527
Additions (recoveries), net of recoveries	23	(11)	183	195
Foreign currency translation adjustment	(1,557)	(70)	-	(1,627)
Balance, December 31, 2015	5,556	356	183	6,095
Additions, net of recoveries	71	-	275	346
Foreign currency translation adjustment	531	23	(151)	403
Balance, March 31, 2016	$ 6,158	$ 379	$ 307	$ 6,844

Mineral property interests:
Balance, December 31, 2015	$ 9,407	$ 695	$ 1,309	$ 11,411
Balance, March 31, 2016	10,022	741	1,675	12,438

(a)	Canada:

(i)	New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at March 31, 2016 include a reclamation bond for $193,000 (December 31, 2015 - $182,000).

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra has a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 metres drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 metres of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from the Company within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

The Company had received the CAD$500,000 for Stage One in 2015. As at March 31, 2016, funds of US$73,000 (December 31, 2015 – US$69,000) remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra.

In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company’s New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. The Company does not agree with their position. The Company and PanTerra continue to be in communication regarding this matter, and an extension or a resolution has not yet been negotiated.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii)	Windfall Hills:

In April 2013, the Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(b)	Mexico:

El Compas:

The Company acquired the El Compas project located in Zacatecas, Mexico, pursuant to the Share Purchase Agreement with Marlin Gold by way of the acquisition of a 100% interest in Oro Silver (Note 6). On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold will retain the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them. (Notes 6 and 10)

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. Highlights of the lease agreement include the following:

•         Lease term is 5 years with the right to extend for another 5 years;

•         The Company assumed responsibility for the plant as of January 29, 2016;

•	The Company will pay a monthly lease payment of MXP 136,000; and
•	Grace period of 6 months to allow time for plant refurbishing.

In May 2016, the Company entered into a definitive agreement with Endeavour pursuant to which the Company will sell to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico (Note 6(b)).

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(c)	Expenditure options:

As at March 31, 2016, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Number of	Number of
	Shares	Troy Ounces of Gold (1)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	150,000	-

El Compas (Notes 6, 7(b) and 10):
October 30, 2016	-	55
October 30, 2017	-	55
October 30, 2018	-	55

	150,000	165

(1)	Payable in troy ounces of gold or the U.S. dollar equivalent.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(d)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(f)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

8.	Equipment

		Field	Office
	Building	Equipment	Equipment	Total
Cost:
Balance, December 31, 2014	$ -	$ -	$ 9	$ 9
Acquisition of subsidiary (Note 6(a))	7	17	1	25
Foreign currency translation adjustment	-	-	(1)	(1)
Balance, December 31, 2015	7	17	9	33
Foreign currency translation adjustment	1	2	-	3
Balance, March 31, 2016	8	19	9	36

Accumulated amortization:
Balance, December 31, 2014	-	-	7	7
Add: Amortization	-	-	1	1
Balance, December 31, 2015	-	-	8	8
Add:
Amortization	-	1	-	1
Foreign currency translation adjustment	-	1	-	1
Balance, March 31, 2016	-	2	8	10

Net book value:
Balance, December 31, 2015	$ 7	$ 17	$ 1	$ 25
Balance, March 31, 2016	$ 8	$ 17	$ 1	$ 26

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Long-Term Investments

As at March 31, 2016, the Company had an interest of 7% in Aztec (December 31, 2015 – 7%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they were recorded at cost, net of any write-downs.

10.	Derivative Liability

Derivative Liability
(Gain) Loss on
	March 31, 2016	December 31, 2015	Derivative Liability

Number of payable troy ounces of gold	165	165
Spot price per troy ounce of gold ($000s)	$ 1.237	$ 1.062
Balance	$ 204	$ 175	$ 29

On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold or to any of its subsidiaries pursuant to the Share Purchase Agreement (Note 6). The estimated fair value is based on the spot market price of gold at the period end.

11.	Financial Commitments

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the La Plata ore processing plant located in the city of Zacatecas, Mexico. The lease term is for 5 years which is renewal for another 5 years. The monthly lease payment is MXP 136,000 with an initial grace period of 6 months to allow time for plant refurbishments. (Notes 6(b) and 7(b)).

12.	Flow-Through Tax Indemnification

In 2015, the Company incurred a shortfall of CAD$14,000 in Canadian exploration expenditures for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at March 31, 2016 (December 31, 2015 – US$2,000) and included in accounts payable and accrued liabilities.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)	In March 2016, the Company closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, the Company closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, the Company closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the units in the private placement.

In April 2016, warrants for 475,000 shares were exercised for proceeds of CAD$38,000.

(ii)	On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until September 21, 2018. The Company paid CAD$36,200 in cash and issued 594,844 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000 with Marlin Gold. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018 (Note 6).

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

On October 8, 2015, the Company entered into the Share Purchase Agreement with Marlin Gold which closed on October 30, 2015 whereby the Company issued 19 million common shares at a value of CAD$0.07 per share to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly-owned Mexican subsidiary, Minera Oro Silver (Note 6).

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 11,590,000 common shares are outstanding as at March 31, 2016. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the three months ended March 31, 2016 is as follows:

	March 31, 2016
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	11,920,000	$0.08
Expired	(330,000)	$0.12
Outstanding balance, end of period	11,590,000	$0.08

Exercise price range (CAD$)	$0.05 - $0.145

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at March 31, 2016:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Mar 31, 2016	(Number of Years)	(CAD$)	Mar 31, 2016	(Number of Years)	(CAD$)

$0.135	35,000	0.27	$0.135	35,000	0.27	$0.135
$0.145	30,000	1.22	$0.145	30,000	1.22	$0.145
$0.08	1,425,000	2.24	$0.08	1,425,000	2.24	$0.08
$0.05	500,000	2.79	$0.05	500,000	2.79	$0.05
$0.10	3,650,000	3.29	$0.10	2,920,000	3.29	$0.10
$0.06	5,950,000	4.69	$0.06	1,487,500	4.69	$0.06
	11,590,000	3.84	$0.08	6,397,500	3.32	$0.08

During the three months ended March 31, 2016, the Company recognized share-based payments of $49,000 (March 31, 2015 - $36,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	March 31
	2016	2015

Directors and officers	$ 46	$ 35
Employees	3	1

	$ 49	$ 36

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

March 31,
	2016	2015

Number of stock options granted	-	-
Fair value of stock options granted (CAD$)	n/a	n/a

Market price of shares on grant date (CAD$)	n/a	n/a
Pre-vest forfeiture rate	n/a	n/a
Risk-free interest rate	n/a	n/a
Expected dividend yield	n/a	n/a
Expected stock price volatility	n/a	n/a
Expected option life in years	n/a	n/a

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In May 2015, certain directors and officers of the Company cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates ranging from September 2015 to June 2017.

In December 2015, the Company granted 5,950,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of December 8, 2020, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

(d)	Warrants:

On March 3, 2016, the Company issued 8.85 million warrants with an exercise price of CAD$0.12 and an expiry date of March 3, 2019 from the first tranche of the private placement. On March 14, 2016, the Company issued 2.65 million warrants with an exercise price of CAD$0.12 and an expiry date of March 14, 2019 from the second and final tranche of the private placement. (Note 13(b)(i)).

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

At March 31, 2016, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2015	Issued	Exercised	Expired	March 31, 2016

$0.20	January 11, 2016 (1)	600,000	-	-	(600,000)	-

$0.20	January 18, 2016 (1)	1,000,000	-	-	(1,000,000)	-

$0.10	January 31, 2016	550,000	-	-	(550,000)	-

$0.10	July 31, 2017 (2)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (2)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (2), (3)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (2)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (2), (4)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	-	2,500,000

$0.08	September 21, 2018	5,749,443		-	-	5,749,443

$0.08	September 21, 2018 (5)	594,844		-	-	594,844

$0.08	October 30, 2018	833,333		-	-	833,333

$0.12	March 3, 2019	-	8,852,576	-	-	8,852,576

$0.12	March 14, 2019	-	2,497,222	-	-	2,497,222

$0.12	March 14, 2019 (6)	-	155,556	-	-	155,556

		30,809,118	11,505,354	-	(2,150,000)	40,164,472

Canarc Resource Corp.	Page 29

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

In April 2016, warrants for 475,000 shares were exercised for proceeds of CAD$38,000.

Canarc Resource Corp.	Page 30

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(e)	Common shares reserved for issuance:

Number of Shares

Stock options (Note 13(c))	11,590,000
Warrants (Note 13(d))	40,164,472

Balance, March 31, 2016	51,754,472

(f)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005. The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015.

14.	Corporate Development and General and Administrative

	Three months ended March 31,
	2016	2015

Corporate Development:
Geology	$ 1	$ 4
Travel and transportation	4	7
	$ 5	$ 11

General and Administrative:
Legal	$ 10	$ 2
Office and sundry	17	14
Regulatory	9	14
Rent	9	8
	$ 45	$ 38

Canarc Resource Corp.	Page 31

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during the three months ended March 31, 2016 and 2015:

			Net balance receivable (payable)
	Three months ended March 31,		March 31,	December 31,
	2016	2015	2016	2015

Key management compensation:
Executive salaries and remuneration (1)	$ 95	$ 90	$ 151	$ (190)
Severance	-	-	-	(130)
Directors fees	2	2	(2)	(3)
Share-based payments	46	35	-	-
	$ 143	$ 127	$ 149	$ (323)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ -	$ 11	$ -	$ (145)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (3)	$ (11)	$ (10)	$ (53)	$ (102)

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2)	Includes legal fees which are included in share issuance expenses and corporate development. The senior officer resigned in December 2015.

(3)	The companies include Aztec and Endeavour Silver Corp. which share certain common director(s).

The above transactions are incurred in the normal course of business. Notes 6(a), 7(b), 10 and 13(b)(i) provide disclosure for the acquisition of Oro Silver from Marlin Gold, Note 6(b) for the Sale Transaction with Endeavour, and Note 9 for investments in Aztec.

Canarc Resource Corp.	Page 32

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2016

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and Mexico, as follows:

	March 31, 2016			December 31, 2015
	Canada	Mexico	Total	Canada	Mexico	Total

Restricted cash	$ 73	$ -	$ 73	$ 69	$ -	$ 69
Mineral property interests	10,763	1,675	12,438	10,102	1,309	11,411
Equipment	1	25	26	1	24	25

Canarc Resource Corp.	Page 33

 CORPORATE INFORMATION

HEAD OFFICE                                     #301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:	(604) 685-9700
Facsimile:	(604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke

Martin Burian

Deepak Malhotra

Akiba Leisman

Leonard Harris

OFFICERS	Catalin Chiloflischi ~ Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

Philip Yee ~ Chief Financial Officer and Corporate Secretary (Interim)

REGISTRAR AND                              Computershare Investor Services Inc.

TRANSFER AGENT                           3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP

7th Floor, 355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND                            Axium Law Corporation

REGISTERED OFFICE                      #910 – 800 West Pender Street

Vancouver, BC, Canada, V6C 2V6

SHARES LISTED                                Trading Symbols

TSX:	CCM
OTC-QB:	CRCUF
DBFrankfurt:	CAN

Canarc Resource Corp.	Page34